November 20, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3628

Attn: Mr. Perry J. Hindin

Re:                             Perseon Corporation

Schedule TO-T

Filed November 5, 2015 by Galil Medical Inc., et. al

File No. 005-33905

Dear Mr. Hindin:

On behalf of Galil Medical Ltd. (“Israeli Parent”), Galil Medical Inc.(“Parent”) and Galil Merger Sub, Inc. (the “Purchaser” and, together with Israeli Parent and Parent, the “Offerors”), we are responding to your comment letter, dated November 10, 2015, regarding the above referenced Schedule TO-T.

In this letter, we have recited each of your comments in italicized, bold type and have followed the comment with the Offerors’ response in regular type.  References in this letter to “we,” “our” or “us” mean the Offerors or their advisors, as the context may require.  The page numbers referenced in this letter are the same pages indicated in your letter dated November 10, 2015.

Schedule TO

Offer to Purchase

What will happen to my warrants in the Offer, page 7

1.                                      We note the disclosure that Parent and Purchaser will negotiate with each holder of a Non-Public Warrant for the termination of such Non-Public Warrants in exchange for the Non-Public Warrant Consideration provided in the Merger Agreement. Please advise how such purchase or arrangement to purchase is consistent with Exchange Act Rule 14e-5.

The negotiation with the holders of the Non-Public Warrants is consistent with Exchange Act Rule 14e-5 for two reasons.  First, the  Offeror will not purchase the Non-Public Warrants, but instead negotiate for the termination of the Non-Public Warrants.  The proposed transaction with the holders of the Non-Public Warrants therefore does not violate the Rule’s prohibition against “directly or indirectly purchasing or arranging to purchase . . .”  In addition, the proposed transaction does not present the risk of fraudulent, deceptive or manipulative acts that Rule 14e-5 was intended to protect against.  Both the Offeror and Perseon Corporation understand and agree that the Non-Public Warrants must be terminated in order to eliminate uncertainty regarding how such warrants would be treated in the merger, and the proposal to negotiate with the warrant holders has been fully disclosed.  There are only six holders of the Non-Public Warrants.

Second, even if the plan for the Non-Public Warrants was deemed to be an indirect purchase, it is, or could be with additional disclosure, excluded from Rule 14e-5 by the exception in Rule 14e-5(b)(7).  Pursuant to Section 6.9 of the Merger Agreement, Parent and the Purchaser are obligated to offer to each holder of the Non-Public Warrants the consideration set forth on Exhibit B to the Merger Agreement in exchange for the termination of the Non-Public Warrants.  This represents a contract that satisfies, or could satisfy with additional disclosure, the conditions of Rule 14e-5(b)(7).  The Merger Agreement was entered into before the announcement of the tender offer.  Section 6.9 of the Merger Agreement is unconditional and binding on all the parties to the Merger Agreement (including Perseon Corporation, who was negotiating on behalf of its security holders).  The existence of the Merger Agreement and all material terms (although, with respect to the Non-Public Warrants, the consideration to be paid is not disclosed) are disclosed in the offering materials. Exhibit B to the Merger Agreement was not filed, but if the Staff disagrees with our position in the first paragraph of this letter, we would propose to amend the offer to disclose the consideration to be offered to the Non-Public Warrant holders in order to qualify for the 14e-5(b)(7) exception.

The plan for the Non-Public Warrants is also within the exception in Rule 14e-5(b)(7) based on the agreements representing the Non-Public Warrants.  All but one of the Non-Public Warrant agreements include provisions with respect to “Fundamental Transactions” which is defined to include the transactions contemplated by the Merger Agreement.  These warrants provide that, in the event of a Fundamental Transaction, the company or any successor entity shall, at the holder’s option, purchase the warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of the warrant.  Alternatively, if the holder retains the warrant without exercising, the warrant by its terms will become a warrant to purchase securities of the combined entity.

Pursuant to Section 6.9 of the Merger Agreement, the Parent and Purchaser will speak to the holders of the Non-Public Warrants and ask them to exercise one of their rights in the warrants over another (i.e., to receive the Black Scholes value rather than to become a warrant holder in the combined entity).  The amounts set forth on Exhibit B of the Merger Agreement are the Black Scholes values of those warrants (although because the Non-Public  Warrant agreements called for values as of the closing of the Fundamental Transaction, the Black Scholes values on Exhibit B substitute  different time periods).  Therefore, as explained in the first paragraph, the Offerors are not soliciting the tender of the Non-Public Warrants or planning to purchase  the Non-Public Warrants; instead, they plan to encourage the holders to elect to receive the Black Scholes value to which the holder is entitled by the terms of the warrant, in exchange for the termination of the warrant.

The offer to five of the six Non-Public Warrant holders therefore satisfies the criteria for the exception in 14e-5(b)(7) based on warrant agreements themselves, except for the disclosure requirements which could be corrected.  The warrant agreements, including the right of the holder to elect to receive the Black Scholes Value in the event of a Fundamental Transaction, were entered into before the public announcement of the tender offer.  The warrant agreements are unconditional and binding on both parties. Although the existence of the warrants and the intention to negotiate for the termination of the Non-Public Warrants, are described in the offering materials, other terms of the Non-Public Warrants and the Black Scholes values to be offered are not disclosed.  If the Staff disagrees with our position in the first paragraph of this letter, we would be happy to amend the offer to provide any necessary disclosure to satisfy the exception in 14e-5(b)(7).

Source and Amount of Funds, page 24

2.                                      We note that the offer is subject to a financing condition, suggesting uncertainty as to the offerors’ ability to obtain financing. Under such circumstances, a material change will occur in the information previously disclosed when such uncertainty is eliminated, evidenced by satisfaction or waiver or deletion of the financing condition. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offerors will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

The Offerors will disseminate the disclosure of any material change in the Offerors’ financing ability, including specifically the satisfaction or waiver or deletion of the financing condition, in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).   We also confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

Conditions of the Offer, page 46

3.                                      We note the disclosure in the last paragraph of this section relating to the bidder’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Parent’s and Purchaser’s understanding on both points in your response letter.

The Offerors understand that waiver of a condition may obligate the Offerors to extend the offer and recirculate new disclosure to security holders, depending on the materiality of the waived condition and the number of days remaining in the offer.  Also, the Offerors understand that if a condition is triggered by events that occur during the offer period and before the expiration of the offer, the Offerors will inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

In connection with this response to the Staff’s comments, each of the Offerors acknowledged to me and I therefore acknowledge on its behalf that:

•                  The Offerors are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Offerors  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter addresses the comments set forth in your letter.  If, with regard to our response to comment #1, the Staff concludes that additional disclosure is necessary, we would be happy to provide such additional disclosure.  If we can be of any assistance to the Staff in explaining these responses, please let us know.  After you have had an opportunity to review the above responses to your comments, please call me at (612) 492-7067 or Ryan Brauer at (612) 492-7252 or Amanda Lorentz at (612) 492-7403 to discuss any additional questions or comments you might have.

Sincerely,

/s/ Robert K. Ranum

Robert K. Ranum

Direct Dial:  612.492.7067

Email:  rranum@fredlaw.com

cc:                                Martin Emerson

Scott Youngstrom